06050551

SE. .MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 51816

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.G. LONG & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 W. FRONT ST., SUITE 302
(No. and Street)

MISSOULA	MT	59802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN E. WILLIAMS (406) 721-0999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDERSON ZURMUEHLEN & CO., P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 2368	MISSOULA	MT	59806-2368
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 8 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SUSAN E. WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.G. LONG & COMPANY, as of JUNE 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF Montana

COUNTY OF Missoula

SIGNED AND SWORN TO (OR AFFIRMED) BEFORE ME ON August 3, 2006 BY Susan E. Williams.

Kim J. Smith
Notary Public

(SEAL)

Residing at Missoula, Mt.

My Commission Expires: Aug. 16, 2006

& COMPANY

3819 STEPHENS
P.O. BOX 2368 • MISSOULA, MONTANA 59806-2368
406•721•7800 FAX 406•721•4155

SEC MAIL RECEIVED PROCESSING
AUG 28 2006
WASH., D.C. 186 SECTION

Audit Committee
S.G. Long and Company
Missoula, Montana

AUDIT COMMITTEE COMMUNICATION

We have audited the financial statements of S.G. Long and Company as of June 30, 2006, and have issued our report thereon dated July 26, 2006. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility Under United States Generally Accepted Auditing Standards

As stated in our engagement letter, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with accounting principles generally accepted in the United States of America. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of the Company. Such considerations were solely for the purpose of determining our audit procedures as well as to meet the requirements of SEC Rule 17a-5(g)(1) and not to provide any assurance concerning such internal control.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 1 to the financial statements. We noted no transactions entered into by the Company during the period that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

ANDERSON ZURMUEHLEN & CO., P.C. • CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS
MEMBER: American Institute of Certified Public Accountants
WEBSITE: www.azworld.com

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, none of the adjustments we proposed, whether recorded or unrecorded by the Company, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Disagreements With Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditors' report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations With Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditors' opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

* * * * *

This report is intended solely for the information and use of management and the Board of Directors and is not intended to be and should not be used by anyone other than these specified parties.

We would like to acknowledge the courtesy and assistance extended to us by the management and staff of S.G. Long and Company during our examination.

Anderson ZurMuehlen & Co., P.C.

Missoula, Montana
July 26, 2006

S.G. LONG & COMPANY

(A Wholly Owned Subsidiary of
S.G. Long Financial Service Corp.)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

June 30, 2006

(With Independent Auditors' Report Thereon)

CONTENTS

& COMPANY

3819 STEPHENS
P.O. BOX 2368 • MISSOULA, MONTANA 59806-2368
406•721•7800 FAX 406•721•4155

SEC MAIL RECEIVED PROCESSING AUG 28 2006 SECTION 186

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
S.G. Long & Company
Missoula, Montana

We have audited the accompanying statement of financial condition of S.G. Long & Company (a wholly owned subsidiary of S.G. Long Financial Service Corp.) as of June 30, 2006, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.G. Long & Company at June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson Zur Muehlen & Co., P.C.

Missoula, Montana
July 26, 2006

FINANCIAL STATEMENTS

S.G. LONG & COMPANY
STATEMENT OF FINANCIAL CONDITION
June 30, 2006

ASSETS	
Cash and Cash Equivalents	$ 57,299
Receivables	
Clearing organizations	47,763
Other	10,936
Investments	13,556
Prepaid Expenses	13,418
Total current assets	142,972
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $41,584	34,708
Deposits	50,000
Total assets	$ 227,680
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts Payable	$ 8,995
Accrued Expenses	44,375
Total current liabilities	53,370
Stockholders' Equity	
Common stock (no stated value; 50,000 shares authorized, 46,202 issued, and 31,367 outstanding)	166,215
Retained earnings	86,662
	252,877
Less treasury stock at cost (14,835 shares)	(78,567)
Total stockholders' equity	174,310
Total liabilities and stockholders' equity	$ 227,680

The Notes to the Financial Statements are an integral part of these statements.

S.G. LONG & COMPANY
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2006

Revenues	
Commissions and trails	$ 646,479
Managed accounts fees	179,849
Outside fees	297,138
	1,123,466
Expenses	
Commissions and trails payouts	375,866
Managed and outside fees payouts	315,296
Broker expenses and charges	91,748
Board of directors fees	2,250
Office salaries	130,812
Rent	62,904
Depreciation	10,032
Advertising	7,843
Taxes and licenses	11,063
Professional fees	19,839
Cleaning	3,925
Dues and subscriptions	11,069
Office supplies and postage	12,352
Computer and stock quotes	28,942
Miscellaneous	3,376
Insurance	17,893
Travel and entertainment	9,543
Employee benefits	16,440
Contributions	2,200
Training	10,715
Telephone	11,682
Utilities	6,318
Payroll taxes	32,884
Retirement plan	26,724
	1,221,716
Loss from operations	(98,250)
Other Income	
Administrative serivces - affilate	29,708
Investment income	11,365
Other	36,831
	77,904
Loss before income taxes	(20,346)
Income Tax Benefit - Current	677
Net loss	$ (19,669)

The Notes to the Financial Statements are an integral part of these statements.

S.G. LONG & COMPANY
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2006

	COMMON STOCK		TREASURY STOCK		RETAINED	TOTAL STOCKHOLDERS'
	SHARES	AMOUNT	SHARES	AMOUNT	EARNINGS	EQUITY
Balance, July 1, 2005	46,202	$ 166,215	3,835	$ (19,261)	$ 106,331	253,285
Purchase of treasury shares	-	-	11,000	(59,306)	-	(59,306)
Net loss	-	-	-	-	(19,669)	(19,669)
Balance, June 30, 2006	46,202	$ 166,215	14,835	$ (78,567)	$ 86,662	$ 174,310

The Notes to the Financial Statements are an integral part of these statements.

S.G. LONG & COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (19,669)
Adjustments to reconcile net loss to net cash used in operations:	
Depreciation	10,032
Changes in operating assets and liabilities:	
Receivables	21,724
Prepaid expenses	2,806
Accounts payable and accrued expenses	(39,855)
Total adjustments	(5,293)
Net cash used in operating activities	(24,962)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Sale of investments	121,133
Sale of furniture and equipment	168
Net cash provided by investing activities	121,301
CASH FLOWS FROM FINANCING ACTIVITIES:	
Purchase of treasury stock	(59,306)
Net cash used in financing activities	(59,306)
Net increase in cash and cash equivalents	37,033
Cash and Cash Equivalents	
Beginning of year	20,266
End of year	$ 57,299
SUPPLEMENTAL DISCLOSURES:	
Cash paid for income taxes	$ 550

The Notes to the Financial Statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations:
S.G. Long & Company is an independent brokerage firm operating in Missoula, Montana, with representatives registered in various states. The Company operates as an introducing broker and also is a registered investment advisor. The Company is registered as an insurance agency in the state of Montana for sales of life insurance and annuity products. Effective January 1, 2006, the Company became a wholly owned subsidiary of S.G. Long Financial Service Corp. These financial statements reflect the statement of financial condition and results of operations of S.G. Long & Company and accordingly do not include the accounts of its parent, S.G. Long Financial Service Corp., or its affiliate S.G.L. Investment Advisors, Inc. The holding company, S.G. Long Financial Service Corp., and its wholly owned subsidiary, S.G.L. Investment Advisors, Inc., were organized and incorporated effective January 1, 2006. Inter-company accounts with these related corporations have not been eliminated in the accompanying financial statements.

Cash Equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Receivables:
Receivables consist primarily of amounts due from the Company's clearing broker, and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Investments:
Marketable securities are valued at fair value. The resulting difference between cost and market is reflected in current period income or loss.

Revenue Recognition:
Commission income is recorded on a settlement date basis, which does not materially differ from trade date basis.

Property, Plant and Equipment:
Property, plant and equipment are stated at cost. Depreciation and amortization is provided using the straight-line method over estimated useful lives of five to seven years for furniture, fixtures and equipment. Repair and maintenance costs are expensed as incurred and betterments are capitalized. Depreciation and amortization expense totaled $10,032 in 2006.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs:
The Company expenses the costs of advertising as incurred. Total advertising expense was $7,843 for the year ended June 30, 2006.

Income Taxes:
Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. The aforementioned income taxes effects reflect application of current guidance under generally accepted accounting standards and tax regulations to Company balances. The Company will file a consolidated return with its parent corporation, S.G. Long Financial Service Corp., and the parent corporation will allocate tax effects to the Company based on the Company's financial statement estimates.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

NOTE 2. INVESTMENTS

Investments at June 30, 2006, consist of mutual funds with a fair value of $13,556. Investment income for the year ended June 30, 2006, consists of interest and dividends totaling $3,517 and unrealized gains of $5,750.

NOTE 3. RETIREMENT PLAN

The Company sponsors a 401(k) plan covering employees over the age of eighteen years with a minimum of one year of service, as defined in the plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the plan. Such Company discretionary contributions vest ratably over six years. In 2006, there were no profit sharing or additional matching contributions. The Company's safe-harbor matching contributions to the plan totaled $26,724 in 2006.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company rents office space from an entity owned by the majority shareholder of the parent company. Payments for rent and related utilities totaled $62,904 for the year ended June 30, 2006. The lease agreement terminates in January 2015. Base rents under the agreement total $74,604 per year ($640,351 through January 2015), with annual increases based on a consumer price index.

The Company's receivable from S.G. Long Financial Service Corp., its parent holding company, totals $6,521.

As of January 1, 2006, the Company provides administrative services to its affiliate S.G.L. Investment advisors, Inc. During 2006, $29,708 was recorded in other income for these services.

NOTE 5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In April 2006, the Company received approval from the NASD to reduce its net capital requirement from $100,000 to $50,000. At June 30, 2006, the Company had net capital of $111,704, which was $61,704 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Under the terms of a security clearing agreement, the Company would be assessed a fee in the event the Company terminated the agreement prior to its initial term ending October 1, 2006. The early termination fee is $3,500 for each of the fifteen remaining months in the initial term, which totals $10,500 at June 30, 2006. Management has no intention of terminating the clearing agreement prior to its initial term.

Prior to January 31, 2006, the Company's common stock was subject to certain restrictions that limited the ability of shareholders to sell or transfer their stock. Generally, shareholders could only sell or transfer their shares to a Qualified Purchaser, and the Company had a first right of refusal for purchase of the shares upon the same terms offered by the Qualified Purchaser. If the shareholder's employment was terminated and the shareholder was not able to obtain agreement for sale to a Qualified Purchaser, the shareholder was required to sell the shares to the Company at a specified price based on the book value of the Company. The price of the re-purchase was reduced if the employee was unwilling to execute a covenant-not-to-compete. Similar provisions provided for Company repurchase in the event of the death, disability or retirement of a shareholder/employee. The Company's stock agreement was terminated effective January 31, 2006, as a result of the corporate reorganization whereby the Company became a wholly-owned subsidiary of S.G. Long Financial Service Corp.

A minority shareholder and former employee exercised his dissenters' rights under Montana law in connection with his shareholder vote against a reorganization plan involving an exchange of Company shares for shares of the parent holding company, S.G. Long Financial Service Corp. The Company repurchased the shareholder's 11,000 common shares for $59,306 based on the book value of the Company on the date of the reorganization, under the terms of the shareholder agreement. The shareholder claims approximately $666,000 plus interest for the fair value of his common stock, in excess of the $59, 306 previously paid. The same shareholder/employee has also filed a claim for $1.4 million for an alleged breach of employment contract or oral promise in conjunction with his initial employment in June 2002. The Company believes that these claims are defensible and without merit, and is defending the claims vigorously. An estimate of potential loss, if any, is not possible.

SUPPLEMENTARY INFORMATION

S.G. LONG & COMPANY
SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2006

Total stockholders' equity	$ 174,310
Deduct equity not allowable for net capital	-
Total equity qualified for net capital	174,310
Nonallowable assets:	
Petty cash	200
Nonallowable receivables	10,936
Prepaid expenses	13,418
Furniture and equipment	34,708
	59,262
Net capital before haircuts	115,048
Haircuts on securities:	
Trading and investment securities	3,344
Net Capital	$ 111,704

Computation of Basic Net Capital Requirement

Minimum net capital required: (based on aggregate indebtedness)	$ 3,560
Minimum dollar requirement	50,000
Net capital requirement	50,000
Net capital	111,704
Excess net capital (net capital less minimum dollar requirement)	$ 61,704
Excess net capital at 1,000%	$ 106,367

Computation of Aggregate Indebtedness

Total aggregate indebtedness liability per statement of financial condition	$ 53,370
Ratio of aggregate indebtedness to net capital	.48 to 1

Reconciliations With Company's Computations

Stockholders' Equity

Stockholders' Equity - as Reported in FOCUS Report	$	184,126
Adjustments		
Accounts receivable - related party		(10,494)
Income tax provision		677
Stockholders' Equity - Per Audited Financial Statements	$	174,309

Net Capital

Net Capital - as Reported in FOCUS Report	$	111,027
Adjustments		
Income tax provision		677
Net Capital - Per Audited Financial Statements	$	111,704

S.G. LONG & COMPANY

SCHEULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2006

S.G. Long & Company is exempt from Securities and Exchange Commission Rule 15c3-3 under subsection k2(ii).

& COMPANY

3819 STEPHENS
P.O. BOX 2368 • MISSOULA, MONTANA 59806-2368
406•721•7800 FAX 406•721•4155

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholders
S.G. Long & Company
Missoula, Montana

In planning and performing our audit of the financial statements of S.G. Long & Company for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

ANDERSON ZURMUEHLEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anderson ZurMuehlen & Co., P.C.

Missoula, Montana
July 26, 2006